From: Derek Bridges [mailto:dbridges@pixarbio.com]

Sent: Sunday, December 17, 2017 9:46 PM

To: Laura Morse; Fred Mintz; Katrin Holzhaus; David Cass; Ken Morse; Frank Reynolds; Alan Fraade

Subject: Bridges Resignation

Importance: High

I am submitting my resignation from the Board of Directors from PixarBio Corp. I appreciate the opportunity to serve you and the shareholders.

Derek Bridges

913.945.0957